Online Originals, Inc.
                         2020 Sherwood Park, Suite 57113
                               AB, T8A 3H9, Canada



                                  July 7, 2010



Ms. Jan Woo
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington DC 2549

Re:      Online Originals, Inc.
         Preliminary Information Statement on Schedule 14C
         Filed June 25, 2010
         File No. 000-53230

Dear Ms. Woo:

         In response to your comment letter dated June 28, 2010, Online Originals, Inc. acknowledges to the SEC that:

         1.The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

         2.Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3.The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We believe this satisfies your requirement.

                                   Sincerely,

                                   Online Originals, Inc.



                                   /s/Shari Sookarookoff